Filed Pursuant to Rule 424(b)(3)
Registration No. 333-137473

Prospectus Supplement
Dated March 20, 2008 (to Prospectus dated August 23, 2007)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated August 23, 2007, in particular the section entitled “Risk Factors” beginning on page 6 of the Prospectus.

This Prospectus Supplement includes the annual report to investors filed as Exhibit 13 to the Annual Report on Form 10-K for the year ended December 31, 2007 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on March 20, 2008.

Exhibit 13

1st FRANKLIN FINANCIAL CORPORATION

ANNUAL REPORT

DECEMBER 31, 2007

TABLE OF CONTENTS

The Company	1

Chairman's Letter	3

Selected Consolidated Financial Information	4

Business	5

Management's Discussion and Analysis of Financial Condition and Results of Operations	13

Report of Independent Registered Public Accounting Firm	23

Financial Statements	24

Directors and Executive Officers	43

Corporate Information	43

Ben F. Cheek, Jr. Office of the Year	45

THE COMPANY

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making direct cash loans and real estate loans.  As of December 31, 2007 the business was operated through 108 branch offices in Georgia, 41 in Alabama, 39 in South Carolina, 31 in Mississippi and 19 in Louisiana.  Also on that date, the Company had 1,057 employees.

As of December 31, 2007, the resources of the Company were invested principally in loans, which comprised 69% of the Company's assets.  The majority of the Company's revenues are derived from finance charges earned on loans and other outstanding receivables.  Our remaining revenues are derived from earnings on investment securities, insurance income and other miscellaneous income.

THIS ANNUAL REPORT DEDICATED TO

(Picture of Jack Stovall)

JACK C. STOVALL ( 1935 – 2008 )

On March 2nd, 2008, 1st Franklin Financial lost an esteemed member of its Board of Directors.  Jack Stovall was a dedicated member of our Board of Directors for over 24 years.  A revered member of the community, Jack spent many years working to promote Toccoa-Stephens County, to boost its standing statewide, and to make the community a better place to live for everyone.

Jack was Owner and President of Stovall Building Supplies in Toccoa for many years.  He was also a United States Navy Veteran and a member of Northside Baptist Church.  His many community service roles included being a member and past president of the Toccoa-Stephens County Chamber of Commerce, the Airport Authority, the Historical Society, the V.F.W. Post 4346, the Elks Lodge, and the Stephens County Courthouse Renovation Committee.  Jack was also an avid supporter of the Stephens County High School Band and music program, establishing the Steve Stovall Scholarship Foundation in memory of his son.

Whether he was serving on boards, setting up scholarships, donating supplies or helping a friend, Jack was considered the heart of the community.  He will be missed by the 1st Franklin Financial family and the community as a whole.

To our Investors, Bankers, Co-Workers and Friends:

I am so very proud of what the “Friendly Franklin Folks” of 1st Franklin Financial accomplished in 2007.  It was truly a record setting year.  Total assets of the Company exceeded $400 million for the first time and the retained earnings exceeded $100 million for the first time.  Both of these milestones will prove to be very helpful in the years to come as we continue our plans for growth and expansion.

Mentioning growth and expansion, we were happy to have the addition of 12 new branch offices during 2007.  As you may know, our largest presence is in Georgia so our new openings all took place in the other four states we serve – five in South Carolina, three in Alabama, two in Louisiana and two in Mississippi.  The addition of these new offices plus the excellent work done in our other 226 offices enabled us to reach another high point for the year with loan originations topping $496 million.  Branch office growth will continue during the first quarter of 2008 with five new offices opening in Tennessee – Elizabethton, Sparta, Kingsport, Bristol and Lenoir City.

Our Investment Center continues to be the primary source of funding for our company.  The loyal and vital support of our investors cannot be over stated.  During 2007, we saw a $33.8 million growth in the Investment Center which represented a 15% increase year over year.  Without question, our investors continue to be true “partners” in our growth and success.

I hope that you will read the entire annual report but I would particularly like to draw your attention to page 13 and the tables shown there.  You will note the Company goals for 2007 and the results that were attained.  You will also note the new strategic goals that have been set for 2007-2011 and the first year’s results on the way to 2011.  The strategic plan writing team worked diligently for many weeks in an effort to provide a workable road map for the implementation of the new five year plan.  They did an excellent job and we commend them for a job well done.  We are all excited about the opportunities for growth and expansion over the next five years with the belief that the best and most rewarding years are yet to come.

1st Franklin’s success in 2007 is shared by many people most particularly you our investors, co-workers, bankers and customers.  Your continued confidence and support is and will continue to be needed and appreciated as we confidently move into the future.  My thanks go to each of you for making 2007 a year to remember.

Very sincerely yours,

/s/ Ben F. Cheek. III

Ben F. Cheek, III
Chairman of the Board and CEO

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Set forth below is selected consolidated financial information of the Company. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed financial statements and notes thereto included herein.

	Year Ended December 31
	2007	2006	2005	2004	2003
Selected Income Statement Data:	(In 000's, except ratio data)

Revenues	$ 130,297	$ 115,042	$ 101,826	$ 98,459	$ 91,367
Net Interest Income	75,669	69,632	64,387	61,541	56,698
Interest Expense	15,746	11,994	8,016	7,137	6,813
Provision for Loan Losses	21,434	19,109	19,484	18,097	15,245
Income Before Income Taxes	15,754	11,023	7,621	7,527	11,159
Net Income	12,205	7,672	5,109	4,981	8,654
Ratio of Earnings to Fixed Charges	1.92	1.83	1.83	1.91	2.42

	As of December 31
	2007	2006	2005	2004	2003
Selected Balance Sheet Data:	(In 000's, except ratio data)

Net Loans	$ 276,655	$ 249,862	$ 224,660	$ 218,893	$ 206,462
Total Assets	402,454	362,567	324,910	312,366	292,868
Senior Debt	182,373	181,474	180,713	168,668	148,204
Subordinated Debt	91,966	67,190	38,902	41,311	44,076
Stockholders’ Equity	109,841	98,365	91,185	87,102	83,844
Ratio of Total Liabilities to Stockholders’ Equity	2.66	2.69	2.56	2.59	2.49

BUSINESS

References in this Annual Report to “1st Franklin”, the “Company”, “we”, “our” and “us” refer to 1st Franklin Financial Corporation and its subsidiaries.

1st Franklin is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for relatively short periods of time, and in making first and second mortgage loans on real estate in larger amounts and for longer periods of time.  We also purchase sales finance contracts from various retail dealers.  At December 31, 2007, direct cash loans comprised 84% of our outstanding loans, real estate loans comprised 7% and sales finance contracts comprised 9%.

In connection with our business, we also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

Earned finance charges generally account for the majority of our revenues. The following table shows the sources of our earned finance charges over each of the past five years:

	Year Ended December 31
	2007	2006	2005	2004	2003
	(in thousands)

Direct Cash Loans	$77,472	$68,358	$60,361	$56,364	$51,172
Real Estate Loans	3,878	3,797	4,083	4,823	5,793
Sales Finance Contracts	5,814	5,759	4,785	4,882	3,808
Total Finance Charges	$87,164	$77,914	$69,229	$66,069	$60,773

We make direct cash loans primarily to people who need money for some unusual or unforeseen expense, for the purpose of debt consolidation or for the purchase of household goods such as furniture and appliances.  These loans are generally repayable in 6 to 60 monthly installments and generally do not exceed $10,000 in principal amount.  The loans are generally secured by personal property, motor vehicles and/or real estate. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

First and second mortgage loans on real estate are made to homeowners who wish to improve their property or who wish to restructure their financial obligations.  We generally make such loans in amounts from $3,000 to $50,000 and with maturities of 35 to 180 months. We believe that the interest and fees we charge on these loans are in compliance with applicable federal and state laws.

Sales finance contracts are purchased from retail dealers.  These contracts have maturities that generally range from 3 to 60 months and generally do not individually exceed $7,500 in principal amount. We believe that the interest rates we charge on these contracts are in compliance with applicable federal and state laws.

Our business consists mainly of making loans to salaried people and other wage earners who depend on their earnings to make their repayments.  Prior to the making of a loan, we complete a credit investigation to determine the income, existing indebtedness, length and stability of employment, and other relevant information concerning a potential customer.  In making most loans, we receive a security interest in the real or personal property of the borrower. In making direct cash loans, we focus on the customer's ability to repay his or her loan to us rather than on the potential resale value of the underlying security.

1st Franklin competes with several national and regional finance companies, as well as a variety of local finance companies, in the communities we serve.  Competition is based primarily on interest rates and terms offered and on customer service.  We believe that our emphasis on customer service helps us compete effectively in the markets we serve.

Because of our reliance on the continued income stream of most of our loan customers, our ability to continue the profitable operation of our business depends to a large extent on the continued employment of these people and their ability to meet their obligations as they become due. Therefore, a sustained recession or a significant downturn in business with consequent unemployment, or continued increases in the number of personal bankruptcies within our typical customer base, may have a material adverse effect on our collection ratios and profitability.

The average annual yield on loans we make (the percentage of finance charges earned to average net outstanding balance) has been as follows:

	Year Ended December 31
	2007	2006	2005	2004	2003

Direct Cash Loans	32.28%	31.37%	31.61%	30.26%	30.28%
Real Estate Loans	15.92	16.12	17.29	17.13	17.65
Sales Finance Contracts	20.35	20.61	18.96	19.35	19.61

The following table contains certain information about our operations:

	As of December 31
	2007	2006	2005	2004	2003

Number of Branch Offices	238	226	219	212	203
Number of Employees	1,057	1,007	964	989	921
Average Total Loans Outstanding Per Branch (in 000's)	$1,515	$1,428	$1,347	$1,352	$1,327
Average Number of Loans Outstanding Per Branch	713	725	699	709	686

DESCRIPTION OF LOANS

	Year Ended December 31
	2007	2006	2005	2004	2003
DIRECT CASH LOANS:

Number of Loans Made to New Borrowers	33,354	34,188	29,332	45,251	39,215

Number of Loans Made to Former Borrowers	31,050	27,247	20,694	20,965	19,012

Number of Loans Made to Present Borrowers	132,251	126,905	122,261	105,824	99,665

Total Number of Loans Made	196,655	188,340	172,287	172,040	157,892

Total Volume of Loans Made (in 000’s)	$441,462	$392,961	$348,620	$342,842	$313,361

Average Size of Loan Made	$2,245	$2,086	$2,023	$1,993	$1,985

Number of Loans Outstanding	148,178	139,589	128,794	124,599	115,590

Total Loans Outstanding (in 000’s)	$303,679	$267,999	$241,313	$229,044	$211,203

Percent of Total Loans Outstanding	84%	83%	82%	80%	78%
Average Balance on Outstanding Loans	$2,049	$1,920	$1,874	$1,838	$1,827

REAL ESTATE LOANS:

Total Number of Loans Made	893	1,026	683	735	960

Total Volume of Loans Made (in 000’s)	$14,924	$12,761	$8,018	$9,183	$9,829

Average Size of Loan	$16,713	$12,437	$11,739	$12,493	$10,239

Number of Loans Outstanding	2,007	2,230	2,441	2,895	3,389

Total Loans Outstanding (in 000’s)	$25,052	$23,564	$23,382	$26,989	$31,520

Percent of Total Loans Outstanding	7%	7%	8%	9%	12%
Average Balance on Outstanding Loans	$12,482	$10,567	$9,579	$9,323	$9,301

SALES FINANCE CONTRACTS:

Number of Contracts Purchased	20,548	23,571	22,413	25,642	24,166

Total Volume of Contracts Purchased (in 000’s)	$40,054	$43,471	$37,201	$41,489	$37,858

Average Size of Contract Purchased	$1,949	$1,844	$1,660	$1,618	$1,567

Number of Contracts Outstanding	19,528	22,066	21,879	22,721	20,194

Total Contracts Outstanding (in 000’s)	$31,747	$33,724	$30,346	$30,511	$26,678

Percent of Total Loans Outstanding	9%	10%	10%	11%	10%
Average Balance on Outstanding Contracts	$1,626	$1,528	$1,387	$1,343	$1,321

LOANS ACQUIRED, LIQUIDATED AND OUTSTANDING

Year Ended December 31
2007	2006	2005	2004	2003

(in thousands)

	LOANS ACQUIRED

Direct Cash Loans	$ 441,462	$ 391,388	$ 348,501	$ 342,812	$ 313,322
Real Estate Loans	14,924	12,568	8,018	9,183	9,612
Sales Finance Contracts	38,997	41,661	35,618	39,473	35,441
Net Bulk Purchases	1,057	3,576	1,702	2,046	2,674

Total Loans Acquired	$ 496,440	$ 449,193	$ 393,839	$ 393,514	$ 361,049

	LOANS LIQUIDATED

Direct Cash Loans	$ 405,782	$ 366,275	$ 336,351	$ 325,001	$ 293,978
Real Estate Loans	13,436	12,579	11,625	13,714	14,922
Sales Finance Contracts	42,031	40,093	37,366	37,656	28,968

Total Loans Liquidated	$ 461,249	$ 418,947	$ 385,342	$ 376,371	$ 337,868

	LOANS OUTSTANDING

Direct Cash Loans	$303,679	$267,999	$ 241,313	$ 229,044	$ 211,203
Real Estate Loans	25,052	23,564	23,382	26,989	31,520
Sales Finance Contracts	31,747	33,724	30,346	30,511	26,678

Total Loans Outstanding	$360,478	$325,287	$ 295,041	$ 286,544	$ 269,401

	UNEARNED FINANCE CHARGES

Direct Cash Loans	$ 35,850	$ 31,374	$ 29,709	$ 28,795	$ 26,329
Real Estate Loans	118	229	529	1,094	1,245
Sales Finance Contracts	4,753	5,013	4,423	4,454	3,945

Total Unearned Finance Charges	$ 40,721	$ 36,616	$ 34,661	$ 34,343	$ 31,519

DELINQUENCIES

We classify delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.

In connection with any bankruptcy court initiated repayment plan, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  Effectively, the account’s delinquency rating is changed going forward under normal grading parameters.

The following table shows the amount of certain classifications of delinquencies and the ratio such delinquencies bear to related outstanding loans:

Year Ended December 31
2007	2006	2005	2004	2003
(in thousands, except % data)

DIRECT CASH LOANS:
60-89 Days Past Due	$ 6,589	$ 5,598	$ 5,829	$ 4,594	$ 4,000
Percentage of Principal Outstanding	2.19%	2.11%	2.44%	2.02%	1.90%
90 Days or More Past Due	$ 13,100	$ 11,866	$11,206	$ 7,290	$ 7,285
Percentage of Principal Outstanding	4.36%	4.47%	4.70%	3.20%	3.47%

REAL ESTATE LOANS:
60-89 Days Past Due	$ 179	$ 176	$ 350	$ 241	$ 416
Percentage of Principal Outstanding	.73%	.76%	1.55%	.91%	1.33%
90 Days or More Past Due	452	522	$ 768	$ 689	$ 1,089
Percentage of Principal Outstanding	1.84%	2.26%	3.39%	2.58%	3.49%

SALES FINANCE CONTRACTS:
60-89 Days Past Due	$ 468	$ 581	$ 620	$ 556	$ 329
Percentage of Principal Outstanding	1.48%	1.73%	2.05%	1.84%	1.25%
90 Days or More Past Due	$ 1,089	$ 1,049	$ 1,060	$ 745	$ 681
Percentage of Principal Outstanding	3.45%	3.13%	3.51%	2.46%	2.58%

LOSS EXPERIENCE

Net losses (charge-offs less recoveries) and the percent of such net losses to average net loans (loans less unearned finance charges) and to liquidations (payments, refunds, renewals and charge-offs of customers' loans) are shown in the following table:

Year Ended December 31
2007	2006	2005	2004	2003
(in thousands, except % data)

	DIRECT CASH LOANS

Average Net Loans	$ 242,576	$ 217,919	$ 195,563	$ 186,271	$ 168,998
Liquidations	$405,782	$366,275	$336,351	$325,001	$ 293,978
Net Losses	$ 17,812	$ 16,363	$ 16,074	$ 14,782	$ 12,944
Net Losses as % of Average Net Loans	7.34%	7.51%	8.22%	7.94%	7.66%
Net Losses as % of Liquidations	4.39%	4.47%	4.78%	4.55%	4.40%

	REAL ESTATE LOANS

Average Net Loans	$ 25,015	$ 23,557	$ 24,403	$ 28,155	$ 32,822
Liquidations	$ 13,436	$ 12,579	$ 11,625	$ 13,714	$ 14,922
Net Losses	$ 114	$ 65	$ 130	$ 205	$ 221
Net Losses as % of Average Net Loans	.46%	.28%	.53%	.73%	.67%
Net Losses as % of Liquidations	.85%	.52%	1.12%	1.49%	1.48%

	SALES FINANCE CONTRACTS

Average Net Loans	$ 28,721	$ 27,950	$ 25,802	$ 25,236	$ 19,425
Liquidations	$ 42,031	$ 40,093	$ 37,366	$ 37,656	$ 28,968
Net Losses	$ 1,557	$ 1,481	$ 1,680	$ 1,339	$ 760
Net Losses as % of Average Net Loans	5.42%	5.30%	6.51%	5.31%	3.91%
Net Losses as % of Liquidations	3.70%	3.69%	4.50%	3.56%	2.62%

ALLOWANCE FOR LOAN LOSSES

We determine the allowance for loan losses by reviewing our previous loss experience, reviewing specifically identified loans where collection is believed to be doubtful and evaluating the inherent risks and changes in the composition of our loan portfolio.  Such allowance is, in our opinion, sufficient to provide adequate protection against probable loan losses on the current loan portfolio.

CREDIT INSURANCE

We offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

REGULATION AND SUPERVISION

State laws require that each office in which a small loan business is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations.  The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show evidence of a need through convenience and advantage documentation.  As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies.  Licenses are revocable for cause, and their continuance depends upon an applicant’s compliance with applicable  laws and in connection with its receipt of a license.  The Company has never had any of its licenses revoked.

We conduct all of our lending operations under the provisions of the Federal Consumer Credit Protection Act (the "Truth-in-Lending Act"), the Fair Credit Reporting Act and the Federal Real Estate Settlement Procedures Act and other federal and state lending laws.  The Truth-in-Lending Act requires us to disclose to our customers the finance charge, the annual percentage rate, the total of payments and other material information on all loans.

A Federal Trade Commission ruling prevents us and other consumer lenders from using certain household goods as collateral on direct cash loans.  We collateralize such loans with non-household goods such as automobiles, boats and other exempt items.

We are also subject to state regulations governing insurance agents in the states in which we sell credit insurance.  State insurance regulations require that insurance agents be licensed and limit the premiums that insurance agents can charge.

Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.  While we believe that we are currently in compliance with all regulatory requirements, no assurance can be made regarding our future compliance or the cost thereof.

SOURCES OF FUNDS

Our sources of funds as a percent of total liabilities and stockholders’ equity and the number of persons investing in the Company's debt securities was as follows:

As of December 31
2007	2006	2005	2004	2003

Bank Borrowings	4%	7%	3%	3%	-%
Senior Debt	41	43	53	51	50
Subordinated Debt	23	19	12	13	15
Other Liabilities	5	4	4	5	6
Stockholders’ Equity	27	27	28	28	29
Total	100%	100%	100%	100%	100%

Number of Investors	5,820	5,868	6,011	6,517	6,391

As of March 18, 2008 all of our common stock was held by five related individuals and none of our common stock was traded in an established public trading market.  The Company did not repurchase any of such equity securities in the fourth quarter of its most recent fiscal year.  Cash dividends of $8.56 and $2.75 per share were paid in 2007 and 2006, respectively, primarily for the purpose of enabling the Company’s shareholders to pay their income tax obligations as a result of the Company’s status as an S Corporation.  No other cash dividends were paid during the applicable periods.  For the foreseeable future, the Company expects to pay annual cash distributions equal to an amount sufficient to enable the Company’s shareholders to pay their respective income tax obligations as a result of the Company’s status as an S Corporation.  The Company maintains no equity compensation plans.

The average interest rates we pay on borrowings, computed by dividing the interest paid by the average indebtedness outstanding, have been as follows:

Year Ended December 31
2007	2006	2005	2004	2003

Senior Borrowings	5.81%	4.95%	3.74%	3.25%	3.23%
Subordinated Borrowings	6.34	5.18	3.97	4.22	4.50
All Borrowings	5.98	5.04	3.78	3.49	3.57

Certain financial ratios relating to debt have been as follows:

At December 31
2007	2006	2005	2004	2003

Total Liabilities to
Stockholders’ Equity	2.66	2.69	2.56	2.59	2.49

Unsubordinated Debt to
Subordinated Debt plus
Stockholders’ Equity	.99	1.19	1.50	1.43	1.29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis provides a narrative on the Company’s financial condition and performance.  The narrative reviews the Company’s results of operations, liquidity and capital resources, critical accounting policies and estimates, and certain other matters. It includes Management’s interpretation of our financial results, the factors affecting these results and the major factors expected to affect future operating results. This discussion should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

Certain information in this discussion and other statements contained in this Annual Report which are not historical facts may be forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, the ability to manage cash flow, the accuracy of Management’s estimates and judgements, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcomes of litigation and other factors referenced in the “Risk Factors” section of the Company’s Annual Report and elsewhere herein.

Overview:

Fiscal year 2007 was a record year for the Company in terms of asset growth and revenues generated.  We reached two growth milestones during the year.  The first in February, when we exceeded $100 million in accumulated retained earnings in the Company.  Then, in December, we surpassed $400 million in total assets.

At the beginning of the year, Management established the following corporate goals. As shown in the table below, we met or exceeded each of the goals:

Description	Goal	2007 Results

Net Receivable Growth	Minimum 7.50%	10.77%
Delinquency	Accounts 30 days and more past due less than or equal to 11.50%	10.35%
Return on Assets	Greater than or equal to 3.25%	4.14%
Pre-tax Profits	Minimum $10,500,000	$15,753,659
Ratio of Expenses to Revenue	Less than or equal to 91.00%	87.91%

Also at the beginning of fiscal 2007, Management established certain strategic goals as part of its five year strategic plan covering the years 2007-2011.  The five year goals are shown below with the results of 2007 as the first year being completed.

Description	Goal	2007 Results

Growth in total assets	$450 million by Year 2011	$402.5 million
New offices to open	35 – 40	12
Growth in Revenues	40.00% growth in revenues by 2011	13.26%
Pre-tax income to revenue	Minimum 9.00%	12.13%
Average pre-tax income to revenue	Minimum 10.00%	12.13%

The Company continued to expand its branch network with the opening of twelve new offices during the year.  Three new branches were opened in Alabama, two in Louisiana, two in Mississippi and five in South Carolina.  Management also made a decision to evaluate the possibility of expansion into another state.  A project team was assembled during 2007 and has been diligently working on preparing the Company to begin opening branch offices in the state of Tennessee.  Five branches were opened in Tennessee during the first quarter of 2008.

Financial Condition:

Total assets were $402.5 million at December 31, 2007 compared to $362.6 million at December 31, 2006. The Company experienced growth in all major categories of assets.

Cash and cash equivalents increased $5.8 million (24%) at December 31, 2007 compared to the prior year-end.  The growth was mainly due to increases in funds generated by the Company’s insurance subsidiaries.

The Company had approximately $2.2 million and $1.9 million of cash in restricted accounts at December 31, 2007 and 2006, respectively.  These accounts were held by the Company’s insurance subsidiaries in order to meet the deposit requirements of the State of Georgia and to meet reserve requirements of its reinsurance agreements.

Our net loan portfolio grew $26.8 million (11%) to $276.7 million at December 31, 2007 as compared to $249.9 at December 31, 2006.  The Company generated $496.4 million in loan originations during the year just ended.  A large share of the increase in our net loan portfolio was in the newer branch offices, which we define as having been opened three years or less.  A majority of our more mature offices also experienced increases in net loans during 2007 as compared to 2006.

The Company originates and services all its performing consumer loans.  There are no active loans packaged and brokered for sale to third parties.  All loans are made with fixed rates for fixed terms.  No variable rate loan products are offered by the Company.  Because the Company does not offer variable rate loan products, it does not believe it has material exposure to the issues currently being faced by certain lenders as described in more detail in “Provision for Loan Losses” below.

Inherent in the loan portfolio are probable losses due to the inability of some customers to ultimately pay their obligations.  The creditworthiness of our loan portfolio is continually monitored and the Company maintains an allowance for loan losses to cover probable losses.  This allowance is shown by an off-setting account under our loan receivables category on the balance sheet.  We determine the amount of the allowance by reviewing our previous loss experience, reviewing specifically identified loans in which we believe collection is doubtful and evaluating the inherent risks and changes in the composition of our loan portfolio.  As a result of the increase in our loan portfolio, we increased the allowance for loan losses to $20.0 million as of December 31, 2007 compared to $18.1 million at December 31, 2006.

Marketable debt securities increased $5.0 million (7%) at December 31, 2007 as compared to the prior year-end.  The majority of these investments are held by the Company’s insurance subsidiaries.  Management maintains what it believes to be a conservative approach when formulating its investment strategy.  The Company does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.  The investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  Approximately 77% of these investment securities have been designated as “available for sale” with any unrealized gain or loss accounted for in the equity section of the Company’s balance sheet, net of deferred income taxes for those investments held by the insurance subsidiaries.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

Purchases of equipment and leasehold improvements associated with the aforementioned twelve new branch offices opened, replacement of certain equipment in most of the offices and a number of office relocations was the main reason for the $1.9 million (14%) increase in other assets at December 31, 2007 as compared to December 31, 2006.

Increases in sales of the Company’s debt securities to investors, primarily commercial paper and subordinated debentures, accounted for a $25.7 million net increase in total senior and subordinated debt at December 31, 2007 compared to December 31, 2006.  Also included in the senior debt category are borrowings against the Company’s bank credit line.  As a result of the increase in sales of debt securities, the Company was able to reduce its borrowings against its credit line to $16.7 million at December 31, 2007 compared to $24.8 million as of the prior year-end.

Accounts payable and accrued expenses increased $2.7 million (18%) at December 31, 2007 as compared to December 31, 2006, mainly due to increases in accrued interest on our subordinated debt, an increase in accrued salary and bonus expense and an increase in accrued employee health insurance claims.  A reduction in our obligation for capital leases and a reduction in accrual for profit sharing contributions partially offset the overall increase in accounts payable and accrued expenses.  Equipment previously obtained through capital leases was sold to an equipment vendor during the quarter just ended, with the vendor buying out the leases and assuming the related lease obligations.  The accrual for profit sharing contributions was lower due to the payout of the 2006 contribution in February of 2007 and a change in the employee 401(k)/Profit Sharing Plan to an employer match program effective June 1, 2007.

Results of Operations:

Operating revenues were $130.3 million, $115.0 million and $101.8 million during 2007, 2006 and 2005, respectively.  The aforementioned growth in earning assets during the two-year period ended December 31, 2007 resulted in higher finance charge income, higher investment income and increased insurance revenues.

The higher revenues enabled the Company to record net income of $12.2 million during 2007. Net income was $7.7 million and $5.1 million during 2006 and 2005, respectively.

Net Interest Income:

As a lending institution, operating results each year are contingent on our ability to successfully manage our net interest margin.  The margin represents the difference between interest and finance charges earned on loans and investments and the interest paid on bank loans, debt securities and capital lease obligations.  Factors affecting the margin include the level of average net receivables and the interest income associated therewith, capitalized loan origination costs and average outstanding debt, as well as the general interest rate environment.   Volatility in interest rates has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans.  Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment.

Net interest income was $75.7 million during 2007, compared to $69.6 million in 2006 and $64.4 million in 2005.  The higher margins achieved during 2007 and 2006 were mainly due to higher levels of net receivables outstanding and the associated finance charge income earned thereon.  Interest income increased $9.8 million (12%) during 2007 as compared to 2006 and $9.2 million (13%) during 2006 as compared to 2005.

The Company has encountered significant increases in interest expense during 2007 and 2006 compared to 2005.  Interest expense increased $3.8 million (31%) during 2007 compared to 2006, and $4.0 million (50%) during 2006 compared to 2005.  These increases have offset a portion of the growth in our net interest margin.  Factors responsible for the increases were higher average borrowings outstanding and fluctuations in interest rates.  Average borrowings outstanding increased $25.0 million and $23.5 million during 2007 and 2006, respectively.  During the same periods, borrowing costs were 5.98% and 5.04%, respectively, compared to 3.78% during 2005.

Net Insurance Income:

Increases in credit insurance in-force under our insurance subsidiaries caused net insurance income to increase $1.8 million (7%) during 2007 compared to 2006, and $3.1 million (14%) during 2006 compared to 2005.  Growth in our loan portfolio typically leads to increases in insurance in-force as many of our loan customers elect to purchase credit insurance coverage offered by the Company.  Higher insurance claims and expenses offset some of the increase in insurance income during the year just ended.

Other Revenue:

Other revenue generated during 2007 was $5.1 million compared to $2.2 million and $1.0 million in 2006 and 2005, respectively.  Beginning in October 2006, the Company began selling auto club memberships as an agent for a third party provider.  The commissions earned on the sale of these memberships was the primary cause of the increase in other revenue during the period just ended.

Provision for Loan Losses:

The Company’s provision for loan losses reflects the level of net charge-offs and adjustments to the allowance for loan losses to cover credit losses inherent in the outstanding loan portfolio at the balance sheet date.

During 2007, nonperforming loans and net charge offs increased as compared to the prior year.  Net charge offs were $19.5 million during the year just ended compared to $17.9 million during 2006.  We are also experienced an increase in bankruptcy filings during the current year.  Bankruptcy filings during the second half of 2007 have returned to levels the Company experienced prior to the revised bankruptcy laws becoming effective in October 2005.  The Company had $10.5 million in bankrupt accounts as of December 31, 2007.  As a result of these factors and the increase in our loan portfolio, the provision for loan losses increased $2.3 million (12%) during the year just ended.

Prior to 2006, the Company’s provision for loan losses had increased each year mainly due to higher write-offs of non performing loans.  During 2006, this trend reversed and the Company experienced a slight decrease in the provision.  Three factors attributed to the decline.  One factor was concerted collection efforts by our employees to collect accounts before they fell under our charge off policy.  A second factor was the sale of previously charged off accounts on which we had not received a payment in three or more years.  The sale enabled us to recover a portion of the originally charged off balance on the accounts sold.  The third factor was a reduction in bankruptcy filings which led to a reduction in charge offs.  Federal bankruptcy laws which became effective October 17, 2005 had curtailed the number of bankruptcy filings the Company was experiencing prior to the laws being enacted.  Prior to October 1, 2005, the Company averaged approximately $1.0 million a month in bankruptcy filings by its loan customers.  During October 2005, bankruptcy filings by our loan customers more than doubled in amount as individuals made an increasing number of filings prior to the October 17th enactment of the new laws.  At December 31, 2006, the balance on bankrupt accounts was $9.7 million, compared to $11.8 million at December 31, 2005.

As a result of the current interest rate environment, the lending industry has been exposed to an increasing number of payment delinquencies and has undertaken an increasing number of foreclosures, all of which has been described in various media.  Many of the challenges facing various lenders are concentrated within the sub-prime real estate marketplace.

Many of these lending institutions extended adjustable rate loans to borrowers in past years when interest rates were at historical low levels.   A number of these adjustable rate loans have re-priced at higher interest rates and a number of borrowers are not able to afford the new payment levels and/or terms.  The Company does not believe it has any material direct exposure to these risks as we do not operate in this type of lending market and do not offer these types of real estate loans.  All real estate loans currently extended by the Company are at fixed interest rates and with fixed payments. Notwithstanding this however, and despite the Company’s efforts to evaluate its customers’ creditworthiness and ability to repay borrowings, the Company cannot provide any assurances that it will not be, directly or indirectly, affected by the increasing number of payment delinquencies and foreclosures.  Certain of the Company’s customers may be borrowers on these, or similar loans from other lenders, and any increases in payment amounts or rates experienced by these customers may adversely affect their ability to make payments on any loans extended by the Company.  In addition, the Company may be exposed to an increasing number of bankruptcy filings by its customers as a result of their inability to make timely payments to other lenders.  Any of the foregoing could have a material adverse effect on the Company’s financial condition or results of operations.  Management continues to monitor the ongoing challenges facing the sub-prime real estate marketplace and the creditworthiness of its own customers.

Factors that could effect our loan loss reserve are increases in unemployment, increases in credit card delinquencies and/or a downturn in economic conditions.  These factors could impact the ability of some of our customers to pay their loan obligations.

The creditworthiness of the loan portfolio will continue to be monitored considering factors such as previous loss experience, delinquency status, bankruptcy trends, the perceived ability of the borrower to repay, value of the underlying collateral and changes in the size of the loan portfolio.  Additions will be made to the allowance for loan losses when we deem it appropriate to protect against probable losses in the current portfolio.  Currently, we believe the allowance for loan losses is adequate to absorb actual losses.  However, if conditions change, future additions to the allowance may be necessary in order to provide adequate protection against probable losses in the current portfolio.

Other Operating Expenses:

Personnel expense increased $2.4 million (6%) during 2007 as compared to 2006, and $4.5 million (12%) during 2006 compared to 2005.  The increases during the two-year period just ended were mainly due to increases in the employee base, merit salary increases, increased accruals for incentive bonuses, an increase in profit sharing / 401(k) contributions and higher payroll taxes.  Effective July 1, 2007, the Company converted its profit sharing / 401(k) plan to a new provider and began matching a portion of employees’ 401(k) plan contributions.  The cost involved in converting to the new provider was an additional factor causing personnel expense to be higher in 2007.  Also contributing to the increase during 2006 were higher employee medical claims and a decline in deferred salary expense.

The continued expansion of our branch operations has a direct impact on our occupancy expense.  Leases for new offices and lease renewals for existing offices were the main causes of the $.8 million (9%) and $.4 million (4%) increase in occupancy expense during 2007 and 2006, respectively.  Higher utility costs, maintenance costs and depreciation on furniture and equipment also contributed to the increases.

During 2007, other operating expenses increased $.5 million (3%) as compared to 2006.  Increases in advertising, collection expenses, consulting fees, technology related expenses, travel expenses and securities sales expense were the main causes of the overall increase in other operating expenses.  Offsetting a portion of the 2007 increase was recognition of an insurance recovery of $.9 million.  The Company had been attempting to recover certain costs related to an ongoing lawsuit originally filed against the Company in 2002.  Although the Company has liability insurance in place, the Company had previously been unsuccessful in obtaining the reimbursement of any costs associated with defending the lawsuit from its insurance carrier.   In September 2007, the Company was successful in securing an agreement with the insurance company to reimburse us for the majority of the fees which have been incurred since the lawsuit was filed.

Increases in advertising expenditures, collection expenses, travel expenses, management meetings, postage, consultant fees and stationery and supplies were the primary factors responsible for the $1.7 million (11%) increase in other miscellaneous operating expenses during 2006 as compared to the prior year.  A gain on the sale of certain property during 2005 which reduced expenses that year, also contributed to the increase in 2006.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the shareholders of the Company.  However, income taxes continue to be reported for the Company’s insurance subsidiaries, as they are not allowed to be treated as an S Corporation, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates for the years ended December 31, 2007, 2006 and 2005 were 22.5%, 30.4% and 33.0%, respectively.  The higher rates during 2006 and 2005 were due to losses of the S Corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  During 2007, the S Corporation earned a profit, the tax on which is paid by the shareholders.  Since the tax liability is passed on to the shareholders, upon consolidation, the profit of the S Corporation had the effect of lowering the overall consolidated tax rate.

Quantitative and Qualitative Disclosures About Market Risk:

Volatility of market rates of interest can impact the Company’s investment portfolio and the interest rates paid on its debt securities.  Volatility in interest rates has more impact on the income earned on investments and the Company’s borrowing costs than on interest income earned on loans.  Management does not normally change the rates charged on loans originated solely as a result of changes in the interest rate environment. These exposures are monitored and managed by the Company as an integral part of its overall cash management program.  It is Management’s goal to minimize any adverse effect that movements in interest rates may have on the financial condition and operations of the Company.  The information in the table below summarizes the Company’s risk associated with marketable debt securities and debt obligations as of December 31, 2007.  Rates associated with the marketable debt securities represent weighted averages based on the yield of each individual security.  No adjustment has been made to yield, even though many of the investments are tax-exempt.  For debt obligations, the table presents principal cash flows and related weighted average interest rates by contractual maturity dates.  The Company’s subordinated debt securities offer various interest adjustment periods, at which time the interest rate will reset, and which allow the holder to redeem that security prior to the contractual maturity without penalty.  It is expected that actual maturities on a portion of the Company’s subordinated debentures will occur prior to the contractual maturity.  Management estimates the carrying value of senior and subordinated debt approximates their fair values when compared to instruments of similar type, terms and maturity.

Loans are excluded from the information below since interest rates charged on loans are based on rates allowable in compliance with federal and state guidelines.  Management does not believe that changes in market interest rates will significantly impact rates charged on loans.  The Company has no exposure to foreign currency risk.

	Expected Year of Maturity
						2013 &		Fair
	2008	2009	2010	2011	2012	Beyond	Total	Value
Assets:	(in millions)
Marketable Debt Securities	$ 10	$ 12	$ 12	$ 12	$ 13	$ 19	$78	$78
Average Interest Rate	3.8%	3.8%	4.0%	4.1%	4.2%	4.1%	4.0%
Liabilities:
Senior Debt:
Senior Demand Notes	$49	—	—	—	—	—	$49	$49
Average Interest Rate	3.1%	—	—	—	—	—	3.1%
Commercial Paper	$117	—	—	—	—	—	$117	$117
Average Interest Rate	6.4%	—	—	—	—	—	6.4%
Notes Payable to Banks	--	$17	—	—	—	—	$ 17	$ 17
Average Interest Rate	--	6.8%	—	—	—	—	6.8%
Subordinated Debentures	$ 7	$ 8	$ 31	$ 46	—	—	$ 92	$ 92
Average Interest Rate	6.2%	6.5%	6.7%	6.7%	—	—	6.7%

Liquidity and Capital Resources:

Liquidity is the ability of the Company to meet ongoling financial obligations, either through the collection of receivables or by generating additional funds through liability management. The Company’s liquidity is therefore dependent on the collection of its receivables, the sale of debt securities and the continued availability of funds under the Company’s revolving credit agreement (the “Revolver”).

As of December 31, 2007 and December 31, 2006, the Company had $29.9 million and $24.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company's investments in marketable securities can be converted into cash, if necessary.  As of December 31, 2007 and 2006, respectively, 96% and 95% of the Company's cash and cash equivalents and investment securities were maintained in the Company’s insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2007, Frandisco Property and Casualty Insurance and Frandisco Life Insurance Company had a statutory surplus of $38.7 million and $40.6 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2008 without prior approval of the Georgia Insurance Commissioner is approximately $9.0 million.  The Company does not currently believe that any statutory limitations on the payment of cash dividends by the Company’s subsidiaries will materially affect the Company’s liquidity.

Most of the Company's loan portfolio is financed through sales of its various debt securities, which, because of certain redemption features, have a shorter average maturity than the loan portfolio as a whole.  The difference in maturities may adversely affect liquidity if the Company is not able to continue to sell debt securities at interest rates and terms that are responsive to the demands of the marketplace or maintain sufficient unused bank borrowings.

In addition to funding liquidity through the sales of its debt securities, the Company maintains an external source of funds through its Revolver.  Prior to December 15, 2006 the Company had a credit agreement with Wachovia Bank, N.A., which provided for unsecured borrowings up to $30.0 million. Effective December 15, 2006, a new credit line agreement was executed with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc., which provides for unsecured borrowings up to $50.0 million, subject to certain limitations.  This agreement expires December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  Available but unborrowed amounts under the Revolver are subject to a periodic unused line fee, the percentage and amount of which is dependent on the then-outstanding amounts under the Revolver.  The interest rate under the Revolver is equivalent to either (a) the base rate (which equals the higher of the Prime Rate or 0.5% above the Federal Funds Rate, each as defined) or (b) the London Inter-bank Offered Rate (“LIBOR”) determined on an interest period of 1-month, 2-months, 3-months or 6-months, at the option of the Company, plus, in each case, an Applicable Margin (as defined).  Base rate borrowings may be converted to LIBOR borrowings, and vice versa, at the option of the Company.  As of December 31, 2007, $16.7 million was outstanding under the Revolver at an interest rate of 6.75%, and available borrowings under the Revolver were $33.3 million.  Periodic funding of amounts available under the Revolver is subject to conditions customary for financing transactions of this nature, including compliance with various debt covenants.

The credit agreement governing the Revolver requires the Company to comply with certain covenants customary for financing transactions of this nature, including, among others, maintaining a minimum interest coverage ratio, a minimum consolidated tangible net worth ratio, and a maximum debt to tangible net worth ratio, each as defined. The Company must also comply with certain restrictions on its activities consistent with credit agreements of this type, including limitations on: (a) restricted payments; (b) additional debt obligations (other than specified debt obligations); (c) investments (other than specified investments); (d) mergers, acquisitions, or a liquidation or winding up; (e) modifying its organizational documents or changing lines of business; (f) modifying Material Contracts (as defined); (g) certain affiliate transactions; (h) sale-leaseback, synthetic lease, or similar transactions; (i) guaranteeing additional indebtedness (other than specified indebtedness); (k) capital expenditures; or (l) speculative transactions.  The credit agreement governing the Revolver also restricts the Company or any of its subsidiaries from creating or allowing certain liens on their assets, entering into agreements that restrict their ability to grant liens (other than specified agreements), or creating or allowing restrictions on any of their ability to make dividends, distributions, inter-company loans or guaranties, or other inter-company payments, or inter-company asset transfers.  At December 31, 2007, the Company was in compliance with all covenants.

The Company was subject to the following contractual obligations and commitments at December 31, 2007:

2013 &
2008	2009	2010	2011	2012	Beyond	Total

(in millions)

Contractual Obligations:
Credit Line *	$ 1.1	$26.8	$ -	$ -	$ -	$ -	$ 27.9
Bank Commitment Fee **	.2	.2	-	-	-	-	.4
Senior Demand Notes *	50.2	-	-	-	-	-	50.2
Commercial Paper *	119.2	-	-	-	-	-	119.2
Subordinated Debt *	74.2	16.5	11.2	15.2	-	-	117.1
Operating leases (offices)	4.0	3.0	2.1	1.4	.6	-	11.1
Operating leases (equipment)	.9	.1	-	-	-	-	1.0
Software service contract **	2.4	2.4	2.4	2.4	2.4	4.7	16.7
Data communication lines contract **	2.0	-	-	-	-	-	2.0
Total	$254.2	$49.0	$15.7	$19.0	$ 3.0	$ 4.7	$345.6

* Includes estimated interest at current rates.
** Based on current usage.

The increase in the loan loss allowance also did not directly affect liquidity as the allowance is maintained out of income; however, an increase in the loss rate may have a material adverse effect on the Company’s earnings.  However, the inability to collect loans could eventually impact the Company’s liquidity in the future.

Critical Accounting Policies:

The accounting and reporting policies of 1st Franklin and its subsidiaries are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry.  The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses:

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where we believe collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Revenue Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the “Rule of 78's” method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves:

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on acceptable actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse affect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

New Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, Accounting for Income Taxes.  FIN 48 clarifies the accounting for income taxes by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  FIN 48 became effective January 1, 2007.  The Company did not experience a material effect on its financial position, results of operations or cash flows, as a result of the implementation of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS No.157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 will become effective for the Company in 2008.  The Company does not anticipate that the adoption of this new accounting principle will have a material effect on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 will become effective for the Company in 2008.  The Company has no current plans to elect the fair value option for any specific financial instruments or other items.

In September 2006, the Securities and Exchange Commission’s staff issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements.  SAB NO. 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach, as those terms are defined in SAB No. 108.  The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement, whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin.  Financial statements would require adjustment when either approach results in quantifying a misstatement that is material.  Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended.  If a Company determines that an adjustment to prior year financial statements is required upon adoption of SAB No. 108 and does not elect to restate its previous financial statements, then it must recognize the cumulative effect of applying SAB No. 108 in fiscal 2006 beginning balances of the affected assets and liabilities with a corresponding adjustment to fiscal 2006 opening balance in retained earnings.  SAB No. 108 is effective for interim periods of the first fiscal year ending after November 15, 2006.  The adoption of SAB No. 108 did not impact our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors
1st Franklin Financial Corporation

We have audited the accompanying consolidated statements of financial position of 1st Franklin Financial Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate for the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of 1st Franklin Financial Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Atlanta, Georgia
March 20, 2008

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2007 AND 2006

ASSETS

2007	2006

	CASH AND CASH EQUIVALENTS (Note 4):
	Cash and Due From Banks	$ 3,716,343	$ 4,290,337
	Short-term Investments	26,114,786	19,738,430
		29,831,129	24,028,767

	RESTRICTED CASH (Note 1)	2,187,022	1,869,583

	LOANS (Note 2):
	Direct Cash Loans	303,678,240	267,999,176
	Real Estate Loans	25,052,160	23,563,575
	Sales Finance Contracts	31,747,131	33,724,033
		360,477,531	325,286,784

Less:	Unearned Finance Charges	40,720,500	36,615,665
	Unearned Insurance Premiums	23,066,730	20,723,607
	Allowance for Loan Losses	20,035,085	18,085,085
		276,655,216	249,862,427

	MARKETABLE DEBT SECURITIES (Note 3):
	Available for Sale, at fair market value	60,060,798	52,032,039
	Held to Maturity, at amortized cost	18,021,418	21,034,074
		78,082,216	73,066,113

	OTHER ASSETS:
	Land, Buildings, Equipment and Leasehold Improvements,
	less accumulated depreciation and amortization
	of $12,383,615 and $13,361,391 in 2007 and 2006, respectively	8,926,207	7,062,439
	Deferred Acquisition Costs	1,302,859	1,160,106
	Due from Non-affiliated Insurance Company	1,975,006	1,581,854
	Miscellaneous	3,493,980	3,935,980
		15,698,052	13,740,379

	TOTAL ASSETS	$ 402,453,635	$ 362,567,269

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2007 AND 2006

LIABILITIES AND STOCKHOLDERS' EQUITY

2007	2006

SENIOR DEBT (Note 5):
Notes Payable to Banks	$ 16,684,681	$ 24,827,681
Senior Demand Notes, including accrued interest	48,610,737	48,851,811
Commercial Paper	117,077,531	107,794,812
	182,372,949	181,474,304

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	18,274,446	15,538,750

SUBORDINATED DEBT (Note 6)	91,965,714	67,189,657

Total Liabilities	292,613,109	264,202,711

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value
6,000 shares authorized; no shares outstanding	--	--
Common Stock:
Voting Shares; $100 par value;
2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value;
198,000 shares authorized; 168,300 shares
outstanding as of December 31, 2007 and 2006	--	--
Accumulated Other Comprehensive Income	970,603	243,805
Retained Earnings	108,699,923	97,950,753
Total Stockholders' Equity	109,840,526	98,364,558

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 402,453,635	$ 362,567,269

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
INTEREST INCOME: Finance Charges Investment Income	$ 87,164,381 4,250,314 91,414,695	$ 77,914,247 3,710,980 81,625,227	$ 69,228,623 3,174,145 72,402,768
INTEREST EXPENSE: Senior Debt Subordinated Debt	10,158,113 5,587,502 15,745,615	8,875,312 3,118,314 11,993,626	6,309,551 1,706,478 8,016,029

NET INTEREST INCOME	75,669,080	69,631,601	64,386,739

PROVISION FOR LOAN LOSSES (Note 2)	21,433,742	19,108,562	19,483,632

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	54,235,338	50,523,039	44,903,107

NET INSURANCE INCOME: Premiums Insurance Claims and Expense	33,798,963 (7,160,494) 26,638,469	31,256,387 (6,416,995) 24,839,392	28,438,711 (6,732,679) 21,706,032

OTHER REVENUE	5,083,587	2,160,753	985,194

OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Expense	42,798,905 9,778,649 17,626,181 70,203,735	40,378,370 8,979,037 17,143,101 66,500,508	35,926,511 8,622,917 15,424,125 59,973,553

INCOME BEFORE INCOME TAXES	15,753,659	11,022,676	7,620,780

PROVISION FOR INCOME TAXES (Note 10)	3,548,896	3,350,914	2,512,081

NET INCOME	$ 12,204,763	$ 7,671,762	$ 5,108,699

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for All Periods ( 1,700 voting, 168,300 non-voting)	$71.79	$45.13	$30.05

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Accumulated
Other
Common Stock		Retained	Comprehensive
Shares	Amount	Earnings	Income	Total

Balance at December 31, 2004	170,000	$170,000	$86,105,294	$ 826,392	$87,101,686

Comprehensive Income:
Net Income for 2005	—	—	5,108,699	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	(558,380)
Total Comprehensive Income	—	—	—	—	4,550,319
Cash Distributions Paid	—	—	(467,501)	—	(467,501)

Balance at December 31, 2005	170,000	170,000	90,746,492	268,012	91,184,504

Comprehensive Income:
Net Income for 2006	—	—	7,671,762	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	(24,207)
Total Comprehensive Income	—	—	—	—	7,647,555
Cash Distributions Paid	—	—	(467,501)	—	(467,501)

Balance at December 31, 2006	170,000	170,000	97,950,753	243,805	98,364,558

Comprehensive Income:
Net Income for 2007	—	—	12,204,763	—
Net Change in Unrealized Gain On Available-For-Sale Securities	—	—	—	726,798
Total Comprehensive Income	—	—	—	—	12,931,561
Cash Distributions Paid	—	—	(1,455,593)	—	(1,455,593)

Balance at December 31, 2007	170,000	$170,000	$108,699,923	$ 970,603	$109,840,526

Disclosure of reclassification amount:			2007	2006	2005

Unrealized holding gains (losses) arising during period, net of applicable income tax (provision) benefits of ($204,743) $54,772 and $230,317 for 2007, 2006 and 2005, respectively
			$ 727,554	$ (17,527)	$ (565,267)

Less: Reclassification adjustment for net gains (losses) included in income, net of applicable income taxes of $251, $2,471 and ($2,521) for 2007, 2006 and 2005, respectively			756	6,680	(6,887)

Net unrealized gains (losses) on securities, net of applicable income tax (provision) benefits of ($205,039), $57,243 and $227,696 of 2007, 2006 and 2005, respectively			$ 726,798	$ (24,207)	$ (558,380)

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 12,204,763	$ 7,671,762	$ 5,108,699
Adjustments to reconcile net income to net
cash provided by operating activities:
Provision for loan losses	21,433,742	19,108,562	19,483,632
Depreciation and amortization	2,076,784	1,888,433	1,827,138
Provision for deferred taxes	251,823	286,851	46,005
Losses due to called redemptions on marketable securities, loss on sales of equipment and
amortization on securities	120,291	7,205	(247,414)
Increase in Miscellaneous Assets and other	(93,905)	(698,492)	(778,603)
Increase (decrease) in Other Liabilities	2,278,834	1,198,375	(964,319)
Net Cash Provided	38,272,332	29,462,696	24,475,138

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(250,121,741)	(231,849,878)	(196,159,931)
Loan payments	201,895,210	187,538,632	170,909,595
Increase in restricted cash	(317,439)	(277,616)	(35,037)
Purchases of securities, available for sale	(17,692,694)	(9,537,168)	(16,172,200)
Redemptions of securities, available for sale	10,483,100	5,778,000	4,195,250
Redemptions of securities, held to maturity	3,005,000	1,995,000	3,255,000
Capital expenditures	(4,383,965)	(2,089,399)	(2,086,599)
Proceeds from sale of equipment	443,450	438,439	581,808
Net Cash Used	(56,689,079)	(48,003,990)	(35,512,114)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in Notes Payable to
Banks and Senior Demand Notes	(8,384,074)	540,921	(3,579,488)
Commercial Paper issued	33,538,927	44,177,066	44,700,469
Commercial Paper redeemed	(24,256,208)	(43,956,538)	(29,075,878)
Subordinated Debt issued	36,790,393	35,526,664	6,669,812
Subordinated Debt redeemed	(12,014,336)	(7,238,642)	(9,078,706)
Dividends / Distributions paid	(1,455,593)	(467,501)	(467,501)
Net Cash Provided	24,219,109	28,581,970	9,168,708

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS	5,802,362	10,040,676	(1,868,268)

CASH AND CASH EQUIVALENTS, beginning	24,028,767	13,988,091	15,856,359

CASH AND CASH EQUIVALENTS, ending	$ 29,831,129	$ 24,028,767	$ 13,988,091

Cash paid during the year for:	Interest	$ 15,667,174	$ 11,694,753	$ 7,964,734
	Income Taxes	3,316,208	3,137,391	2,571,625

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business:

1st Franklin Financial Corporation (the "Company") is a consumer finance company which acquires and services direct cash loans, real estate loans and sales finance contracts through 238 branch offices located throughout the southeastern United States.  (See inside front cover of this Annual Report for branch office locations.)  In addition to this business, the Company writes credit insurance when requested by its loan customers as an agent for a non-affiliated insurance company specializing in such insurance.  Two of the Company's wholly owned subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the life, the accident and health and the property insurance so written.

Basis of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Inter-company accounts and transactions have been eliminated.

Fair Values of Financial Instruments:

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents.  Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.  The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Loans.  The fair value of the Company's direct cash loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company's real estate loans approximate the carrying value since the rate charged by the Company approximates market rates.

Marketable Debt Securities.  The fair value for marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See Note 3 for the fair value of marketable debt securities.

Senior Debt. The carrying value of the Company's senior debt approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt. The carrying value of the Company's subordinated debt approximates fair value due to the repricing frequency of the debt.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could vary from these estimates; however, in the opinion of Management, such variances would not be material.

Income Recognition:

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts, however, state regulations often allow interest refunds to be made according to the “Rule of 78's” method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health policies written by the Company are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health policies are earned based on an average of the pro-rata method and the effective yield method.

Claims of the insurance subsidiaries are expensed as incurred and reserves are established for incurred but not reported (IBNR) claims.  Reserves for claims totaled $938,475 and $854,592 at December 31, 2007 and 2006, respectively, and are included in unearned insurance premiums on the balance sheet.

Policy acquisition costs of the insurance subsidiaries are deferred and amortized to expense over the life of the policies on the same methods used to recognize premium income.

Commissions received from the sale of auto club memberships are earned at the time the membership is sold.  The Company sells the memberships as an agent for a third party.  The Company has no further obligations after the date of sale as all claims for benefits are paid and administered by the third party.

Depreciation and Amortization:

Office machines, equipment (including equipment and capital leases) and Company automobiles are recorded at cost and depreciated on a straight-line basis over a period of three to ten years.  Leasehold improvements are amortized on a straight-line basis over five years or less depending on the term of the applicable lease.

Restricted Cash:

At December 31, 2007, 2006 and 2005, the Company had cash of $2,187,022, $1,869,583 and $1,591,967, respectively, that was held in restricted accounts at its insurance subsidiaries in order to meet the deposit requirements of the State of Georgia and to meet the reserve requirements of its reinsurance agreements.

Impairment of Long-Lived Assets:

The Company annually evaluates whether events and circumstances have occurred or triggering events have occurred that indicate the carrying amount of property and equipment may warrant revision or may not be recoverable.  When factors indicate that these long-lived assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition.  In Management's opinion, there has been no impairment of carrying value of the long-lived assets, including property and equipment and other intangible assets, at December 31, 2007.

Income Taxes:

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, Accounting for Income Taxes.  FIN 48 clarifies the accounting for income taxes by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 as of January 1, 2007, as required. There was no material impact from the adoption of FIN 48 on the Company’s consolidated financial statements.

No provision for income taxes has been made by the Company since it has elected to be treated as an S Corporation. However, the state of Louisiana does not recognize S Corporations, and the Company has accrued amounts necessary to pay the required income taxes in such state. The Company’s insurance subsidiaries remain taxable and income taxes are provided where applicable (Note 10).

Collateral Held for Resale:

When the Company takes possession of the collateral which secures a loan, the collateral is recorded at the lower of its estimated resale value or the loan balance.  Any losses incurred at that time are charged against the Allowance for Loan Losses.

Bulk Purchases:

A bulk purchase is a group of loans purchased by the Company from another lender.  Bulk purchases are recorded at the outstanding loan balance and an allowance for losses is established in accordance with Management's evaluation of the specific loans purchased and their comparability to similar type loans in the Company's existing portfolio.

For loans with precomputed charges, unearned finance charges are also recorded using the effective interest method.  Any difference between the purchase price of the loans and their net balance (outstanding balance less allowance for losses and unearned finance charges) is amortized or accreted to income over the estimated average life of the loans purchased using the APR (FASB 91) method.

Marketable Debt Securities:

Management has designated a significant portion of the marketable debt securities held in the Company's investment portfolio at December 31, 2007 and 2006 as being available-for-sale.  This portion of the investment portfolio is reported at fair market value with unrealized gains and losses excluded from earnings and reported, net of taxes, in accumulated other comprehensive income which is a separate component of stockholders' equity.  Gains and losses on sales of securities available-for-sale are determined based on the specific identification method.  The remainder of the investment portfolio is carried at amortized cost and designated as held-to-maturity as Management has both the ability and intent to hold these securities to maturity.

Earnings per Share Information:

The Company has no contingently issuable common shares, thus basic and diluted per share amounts are the same.

2. LOANS

The Company's consumer loans are made to individuals in relatively small amounts for relatively short periods of time.  First and second mortgage loans on real estate are made in larger amounts and for longer periods of time.  The Company also purchases sales finance contracts from various dealers.  All loans and sales contracts are held for investment.

Contractual Maturities of Loans:

An estimate of contractual maturities stated as a percentage of the loan balances based upon an analysis of the Company's portfolio as of December 31, 2007 is as follows:

	Direct	Real	Sales
Due In	Cash	Estate	Finance
Calendar Year	Loans	Loans	Contracts
2008	65.32%	19.11%	61.48%
2009	28.74	19.08	27.12
2010	4.89	17.45	9.00
2011	.74	14.13	2.08
2012	.14	10.04	.25
2013 & beyond	.17	20.19	.07
	100.00%	100.00%	100.00%

Historically, a majority of the Company's loans have renewed many months prior to their final contractual maturity dates, and the Company expects this trend to continue in the future.  Accordingly, the above contractual maturities should not be regarded as a forecast of future cash collections.

Cash Collections on Principal:

During the years ended December 31, 2007 and 2006, cash collections applied to the principal of loans totaled $201,895,210 and $187,538,632, respectively, and the ratios of these cash collections to average net receivables were 68.14% and 69.61%, respectively.

Allowance for Loan Losses:

The Allowance for Loan Losses is based on the Company's previous loss experience, a review of specifically identified loans where we believe collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other measures of collectibility.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums.

The Company held $30,429,562 and $27,982,307 of loans in a non-accrual status at December 31, 2007 and 2006, respectively.

An analysis of the allowance for loan losses for the years ended December 31, 2007, 2006 and 2005 is shown in the following table:

	2007	2006	2005
Beginning Balance	$ 18,085,085	$ 16,885,085	$ 15,285,085
Provision for Loan Losses	21,433,742	19,108,562	19,483,632
Charge-Offs	(25,101,040)	(23,115,442)	(22,315,779)
Recoveries	5,617,298	5,206,880	4,432,147
Ending Balance	$20,035,085	$18,085,085	$ 16,885,085

3. MARKETABLE DEBT SECURITIES

Debt securities available for sale are carried at estimated fair market value. The amortized cost and estimated fair market values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
December 31, 2007
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 9,015,878	$ 82,388	$ (16,646)	$ 9,081,620
Obligations of states and
political subdivisions	49,869,070	335,089	(119,362)	50,084,797
Corporate securities	130,316	764,065	--	894,381
	$ 59,015,264	$ 1,181,542	$ (136,008)	$ 60,060,798

December 31, 2006
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 12,512,644	$ 10,176	$ (174,160)	$ 12,348,660
Obligations of states and
political subdivisions	39,275,384	141,238	(474,866)	38,941,756
Corporate securities	130,316	611,307	--	741,623
	$ 51,918,344	$ 762,721	$ (649,026)	$ 52,032,039

Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Market Value
December 31, 2007
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 4,715,540	$ 8,446	$ (6,983)	$ 4,717,003
Obligations of states and
political subdivisions	13,305,878	148,419	(22,733)	13,431,564
	$ 18,021,418	$ 156,865	$ (29,716)	$ 18,148,567

December 31, 2006
U.S. Treasury securities and
obligations of U.S. government
corporations and agencies	$ 5,467,437	$ 2,076	$ (129,458)	$ 5,340,055
Obligations of states and
political subdivisions	15,566,637	114,481	(87,911)	15,593,207
	$ 21,034,074	$ 116,557	$ (217,369)	$ 20,933,262

The amortized cost and estimated fair market values of marketable debt securities at December 31, 2007, by contractual maturity, are shown below:

	Available for Sale		Held to Maturity
		Estimated		Estimated
	Amortized	Fair Market	Amortized	Fair Market
	Cost	Value	Cost	Value

Due in one year or less	$ 6,828,798	$ 7,602,480	$ 3,378,857	$ 3,373,471
Due after one year through five years	35,214,225	35,360,093	12,966,195	13,063,215
Due after five years through ten years	16,573,120	16,702,424	1,176,366	1,211,100
Due after ten years	399,121	395,801	500,000	500,781
	$ 59,015,264	$ 60,060,798	$ 18,021,418	$ 18,148,567

The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of December 31, 2007:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 497,994	$ 326	$ 2,291,369	$ 16,320	$ 2,789,363	$ 16,646
Obligations of states and political subdivisions	4,503,158	14,396	11,985,617	104,966	16,488,775	119,362
Total	5,001,152	14,722	14,276,986	121,286	19,278,138	136,008

Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	--	--	1,841,130	6,983	1,841,130	6,983
Obligations of states and political subdivisions	1,064,685	983	2,353,031	21,750	3,417,716	22,733
Total	1,064,685	983	4,194,161	28,733	5,258,846	29,716

Overall Total	$ 6,065,837	$ 15,705	$ 18,471,147	$ 150,019	$ 24,536,984	$ 165,724

The table above represents 79 investments held by the Company, the majority of which are rated AAA.  The unrealized losses on the Company’s investments were the result of interest rate increases over the previous years. The total impairment was less than .75% of the fair value of the affected investments.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at December 31, 2007.

There were no sales of investments in debt securities available-for-sale during 2007.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2007 were $13,488,100.  Gross gains of $13,524 and gross losses of $12,517 were realized on these redemptions.

There were no sales of investments in debt securities available-for-sale during 2006.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2006 were $7,775,000.  Gross gains of $9,151 were realized on these redemptions.

There were no sales of investments in debt securities available-for-sale during 2005.  Proceeds from redemptions of investment securities due to call provisions and regularly scheduled maturities during 2005 were $7,450,250.  Gross gains of $8,810 and gross losses of $18,218 were realized on these redemptions.

4. INSURANCE SUBSIDIARY RESTRICTIONS

As of December 31, 2007 and 2006, respectively, 96% and 95% of the Company's cash and cash equivalents and investment securities were maintained in the Company’s insurance subsidiaries.  State insurance regulations limit the types of investments an insurance company may hold in its portfolio.  These limitations specify types of eligible investments, quality of investments and the percentage a particular investments that may constitute an insurance company’s portfolio.

Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of statutory surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2007, Frandisco Property and Casualty Insurance and Frandisco Life Insurance Company had a statutory surplus of $38.7 million and $40.6 million, respectively.  The Company did not receive any dividends from its insurance subsidiaries for any period presented.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2008 without the prior approval of the Georgia Insurance Commissioner is approximately $9.0 million.

5. SENIOR DEBT

Effective December 15, 2006, the Company entered into a revolving credit agreement which governs the terms of a revolving credit facility (the “Credit Agreement”) with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. and which provides for maximum borrowings of up to $50.0 million or 80% of our net finance receivables (as defined in the Credit Agreement), whichever is less.  The borrowings are on an unsecured basis.  All borrowings bear interest at .5% below the prime rate of interest or at a defined margin above a chosen LIBOR term, at the option of the Company.  A commitment fee is paid quarterly based on the unused funds available.  If unused funds are less than $30 million, the fee is .25% of the unused amount and if unused funds are greater than or equal to $30 million, the fee rate is .50% of the unused amount.  In addition, a facility fee of $50,000 was paid to the banks when the Credit Agreement was executed.

The Credit Agreement has a commitment termination date of December 15, 2009.  Any then- outstanding balance under the Credit Agreement would be due and payable on such date.  The banks also may terminate the agreement upon the violation of any of the financial ratio requirements or covenants contained in the Credit Agreement or if the financial condition of the Company becomes unsatisfactory to the banks, according to standards set forth in the Credit Agreement.  Such financial ratio requirements include a minimum equity requirement, an interest expense coverage ratio and a minimum debt to equity ratio, among others.

Prior to December 15, 2006, the Company had a line of credit with a bank which provided for maximum unsecured borrowings of $30.0 million or 80% of our net finance receivables (as defined in the credit agreement), whichever was less.  Interest rates were similar to those contained in the Credit Agreement.  At December 31, 2007 and 2006, the Company had balances of $16.7 million and $24.8 million, respectively, in borrowings against the credit facilities in existence at the applicable dates at interest rates of 6.75% and 7.75%, respectively.

The Company’s Senior Demand Notes are unsecured obligations which are payable on demand. The interest rate payable on any Senior Demand Note is a variable rate, compounded daily, established from time to time by the Company.

Commercial Paper is issued by the Company in amounts in excess of $50,000, with maturities of less than 270 days and at competitive interest rates that the Company believes are competitive in its market.

Additional data related to the Company's senior debt is as follows:

	Weighted
	Average	Maximum	Average	Weighted
	Interest	Amount	Amount	Average
Year Ended	Rate at end	Outstanding	Outstanding	Interest Rate
December 31	of Year	During Year	During Year	During Year
	(In thousands, except % data)
2007:
Bank	6.75%	$ 24,828	$ 12,364	7.53%
Senior Demand Notes	3.13	50,453	49,268	3.27
Commercial Paper	6.43	117,948	112,926	6.66
All Categories	5.58	182,055	174,558	5.76

2006:
Bank	7.75%	$ 24,828	$ 14,988	7.59%
Senior Demand Notes	3.30	63,945	55,508	3.14
Commercial Paper	6.65	108,406	105,481	5.72
All Categories	5.90	181,474	175,977	5.07

2005:
Bank	6.75%	$ 10,387	$ 1,953	5.54%
Senior Demand Notes	2.91	67,523	64,419	2.45
Commercial Paper	4.93	108,544	101,725	4.44
All Categories	4.30	180,713	168,097	3.69

6. SUBORDINATED DEBT

The payment of the principal and interest on the Company’s subordinated debt is subordinate and junior in right of payment to all unsubordinated indebtedness of the Company.

Subordinated debt consists of Variable Rate Subordinated Debentures which mature four years after their date of issue.  The maturity date is automatically extended for an additional four years unless the holder or the Company redeems the debenture on its original maturity date or within any applicable grace period thereafter.  The debentures have various minimum purchase amounts with varying interest rates and interest adjustment periods for each respective minimum purchase amount, each as established. Interest rates on the debentures are adjusted at the end of each adjustment period.  The debentures may also be redeemed by the holder at the applicable interest adjustment date or within any applicable grace period thereafter without penalty.  Redemptions at any other time are at the discretion of the Company and are subject to an interest penalty. The Company may redeem the debentures for a price equal to 100% of the principal plus accrued but unpaid interest upon 30 days’ notice to the holder.

Interest rate information on the Company’s subordinated debt at December 31 is as follows:

Weighted Average Rate at			Weighted Average Rate
End of Year			During Year

2007	2006	2005	2007	2006	2005

6.71%	6.16%	4.36%	6.49%	5.43%	4.01%

Maturity information on the Company’s subordinated debt at December 31, 2007 is as follows:

	Amount Maturing
	Based on Maturity	Based on Interest
	Date	Adjustment Period

2008	$ 7,331,123	$ 58,520,295
2009	7,885,760	12,723,186
2010	30,753,241	8,910,897
2011	45,995,590	11,811,336
	$ 91,965,714	$ 91,965,714

7. COMMITMENTS AND CONTINGENCIES

The Company's operations are carried on in locations which are occupied under operating lease agreements.  These lease agreements usually provide for a lease term of five years with the Company holding a renewal option for an additional five years.  There are also operating leases for computer equipment the Company uses in its operations.  Operating leases for equipment have terms of three years.  Total operating lease expense was $4,900,175, $4,463,315 and $4,267,824 for the years ended December 31, 2007, 2006 and 2005, respectively.  The Company’s minimum aggregate lease commitments at December 31, 2007 are shown in the table below.

Year	Operating Equipment Leases	Operating Occupancy Leases	Total Operating Leases

2008	$ 875,925	$ 3,998,251	$ 4,874,176
2009	108,037	2,972,902	3,080,939
2010	--	2,151,642	2,151,642
2011	--	1,393,141	1,393,141
2012	--	593,117	593,117
2013 and beyond	--	22,112	22,112
Total	$ 983,962	$ 11,131,165	$ 12,115,127

As of December 31, 2007 and 2006, the Company had capital lease obligations of $-0- and $442,577, respectively, recorded in accounts payable and accrued expenses.  Prior to September 2007 the Company utilized capital leases for certain equipment used in its operations.  During September 2007, equipment previously obtained through capital leases was sold to an equipment vendor, with the vendor buying out the leases and assuming the related lease obligations.

The Company is involved in various claims and lawsuits incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such claims and lawsuits will not have a material effect on the Company's financial position, liquidity or results of operations.

8. EMPLOYEE BENEFIT PLANS

Prior to June 1, 2007, the Company maintained a profit sharing and 401(k) plan, which was qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, to cover employees of the Company.  Effective June 1, 2007, the Company amended the plan to include a Company 401(k) match feature.  The 401(k) match feature replaces the profit sharing portion of the plan going forward.

Any employee who has attained the age of 18, worked 1,000 hours and twelve consecutive months for the Company is eligible to participate in the profit sharing portion of the plan; automatic enrollment occurred on the January 1st or July 1st  (up until the discontinuance of the plan in June of 2007) after meeting the requirements.   The Company’s contribution to the profit sharing plan was determined at the discretion of the executive officers of the Company and approved by the Board of Directors, based on the profits of 1st Franklin Financial Corporation.   An employee became 100% vested in his/her profit sharing account after he/she has completed at least five years of service, with 1,000 hours completed in each year.  Total contributions by the Company were $635,000, $992,018, and $620,000 for the years 2007, 2006 and 2005 respectively.  The contribution was lower in 2007 due to the discontinuation of the profit sharing plan and the addition of the aforementioned Company 401(k) match feature which was added in June.

Prior to June of 2007, any employee who had attained the age of 18 was eligible to participate in the 401(k) portion of the plan upon hire; voluntary enrollment could take place any time during the first month of each quarter.  401(k) funds are deferred on a pre-tax basis.  An employee was immediately 100% vested in these funds.  Beginning in June 2007, employees who were 18 years of age or older were eligible to participate in the 401(k) plan on the first day of the month following 30 days of continuous employment and the Company began matching up to 3.50% of an employee’s deferred contribution, up to 6.00% of their total compensation.  During 2007, the Company contributed $398,750 in matching funds for employee 401(k) deferred accounts.

The Company also maintains a non-qualified deferred compensation plan for employees who receive compensation in excess of the amount provided in Section 401(a)(17) of the Code, as said amount may be adjusted from time to time in accordance with the Code.

9. RELATED PARTY TRANSACTIONS

The Company leases a portion of its properties (see Note 7) for an aggregate of $156,000 per year from certain officers or stockholders. In Management's opinion, these leases are at rates which approximate those obtainable from independent third parties.

During 1999, a loan was extended to a real estate development partnership of which one of the Company’s beneficial owners (David W. Cheek) is a partner.  David Cheek (son of Ben F. Cheek, III) owns 10.59% of the Company’s voting stock. The loan was renewed on November 27, 2006.  The balance on this commercial loan (including principal and accrued interest) was $1,672,808 at December 31, 2007.  The maximum amount outstanding during the year was $2,326,665.  The loan is a variable-rate loan with the interest based on the prime rate plus 1%. The interest rate adjusts whenever the prime rate changes.

Effective September 23, 1995, the Company entered into a Split-Dollar Life Insurance Agreement with the Trustee of an executive officer’s irrevocable life insurance trust.  The life insurance policy insures one of the Company’s executive officers.  As a result of certain changes in tax regulations relating to split-dollar life insurance policies, the agreement was amended effectively making the premium payments a loan to the Trust.  The interest on the loan is a variable rate adjusting monthly based on the federal mid-term Applicable Federal Rate.  A payment of $9,171 for interest accrued during 2007 was applied to the loan on December 31, 2007.  No principal payments on this loan were made in 2007.  The balance on this loan at December 31, 2007 was $214,382.  This was the maximum loan amount outstanding during the year.

10. INCOME TAXES

The Company has elected to be treated as an S corporation for income tax reporting purposes for the parent company (the “Parent”).  The taxable income or loss of an S corporation is included in the individual tax returns of the shareholders of the company.  Accordingly, deferred income tax assets and liabilities have been eliminated and no provisions for current and deferred income taxes were made by the Parent other than amounts related to prior years when the Parent was a taxable entity and for amounts attributable to state income taxes for the state of Louisiana, which does not recognize S corporation status for income tax reporting purposes.  Deferred income tax assets and liabilities will continue to be recognized and provisions for current and deferred income taxes will be made by the Company’s subsidiaries.

The provision for income taxes for the years ended December 31, 2007, 2006 and 2005 is made up of the following components:

	2007	2006	2005

Current – Federal	$ 3,268,108	$ 3,042,559	$ 2,453,491
Current – State	28,965	21,504	12,585
Total Current	3,297,073	3,064,063	2,466,076

Deferred – Federal	251,823	286,851	46,005

Total Provision	$ 3,548,896	$ 3,350,914	$ 2,512,081

Temporary differences create deferred federal tax assets and liabilities, which are detailed below for December 31, 2007 and 2006.  These amounts are included in accounts payable and accrued expenses in the accompanying consolidated statements of financial position.

	Deferred Tax Assets (Liabilities)

	2007	2006
Insurance Commission	$ (3,991,962)	$ (3,633,540)
Unearned Premium Reserves	1,501,323	1,352,937
Unrealized Loss (Gain) on
Marketable Debt Securities	(74,930)	130,109
Other	(283,785)	(241,998)
	$ (2,849,354)	$ (2,392,492)

The Company's effective tax rate for the years ended December 31, 2007, 2006 and 2005 is analyzed as follows.  Rates were higher during the year ended December 31, 2005 due to losses in the S corporation being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  Shareholders were able to use S corporation losses to offset other income they may have had to the extent of their basis in their S corporation stock.

	2007	2006	2005
Statutory Federal income tax rate	34.0%	34.0%	34.0%
State income tax, net of Federal
tax effect	.1	.1	.1
Net tax effect of IRS regulations
on life insurance subsidiary	(2.9)	(4.3)	(6.8)
Tax effect of S corporation status	(5.2)	4.8	11.3
Other Items	(3.5)	(4.2)	(5.6)
Effective Tax Rate	22.5%	30.4%	33.0%

11. SEGMENT FINANCIAL INFORMATION:

The Company discloses segment information in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which the Company adopted in 1998.  SFAS No. 131 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

Effective January 1, 2006, the Company realigned its reportable business segments in Georgia, dividing the previous two divisions into three divisions.  The Company now has six reportable segments: Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographical location.  Division I is comprised of offices located in South Carolina.  Division II is comprised of offices in North Georgia, Division III encompasses Central and South Georgia offices, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices, and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2007 followed by a reconciliation to consolidated Company data.

Year 2007	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 12.1	$ 12.0	$ 17.5	$ 16.7	$ 14.6	$ 13.9	$ 86.8
Insurance Income	3.0	4.8	7.6	4.3	4.1	5.7	29.5
Other	.1	.9	1.1	.7	1.1	1.0	4.9
	15.2	17.7	26.2	21.7	19.8	20.6	121.2
Expenses:
Interest Cost	2.0	2.3	3.4	2.9	2.2	2.7	15.5
Provision for Loan Losses	3.5	1.9	4.0	3.8	3.2	3.1	19.5
Depreciation	.3	.2	.3	.3	.3	.2	1.6
Other	7.7	7.2	9.8	7.5	8.5	7.3	48.0
	13.5	11.6	17.5	14.5	14.2	13.3	84.6

Segment Profit	$ 1.7	$ 6.1	$ 8.7	$ 7.2	$ 5.6	$ 7.3	$ 36.6

Segment Assets:
Net Receivables	$ 38.3	$ 45.9	$ 64.0	$ 59.6	$ 43.8	$ 52.4	$304.0
Cash	.3	.4	.7	.6	.5	.5	3.0
Net Fixed Assets	1.2	.8	1.1	1.3	1.0	.8	6.2
Other Assets	.0	.0	.1	.0	.1	.0	.2
Total Segment Assets	$ 39.8	$ 47.1	$ 65.9	$ 61.5	$ 45.4	$ 53.7	$313.4

RECONCILIATION:							2007
Revenues:							(In Millions)
Total revenues from reportable segments							$ 121.2
Corporate finance charges earned not allocated to segments							.3
Reclass of investment income net against interest cost							.0
Reclass of insurance expense against insurance income							4.3
Timing difference of insurance income allocation to segments							4.3
Other revenues not allocated to segments							.2
Consolidated Revenues							$130.3

Net Income:
Total profit or loss for reportable segments							$ 36.6
Corporate earnings not allocated							9.1
Corporate expenses not allocated							(30.0)
Income taxes not allocated							(3.5)
Consolidated Net Income							$ 12.2

Assets:
Total assets for reportable segments							$313.4
Loans held at corporate home office level							3.6
Unearned insurance at corporate level							(10.9)
Allowance for loan losses at corporate level							(20.0)
Cash and cash equivalents held at corporate level							29.0
Investment securities at corporate level							78.1
Fixed assets at corporate level							2.8
Other assets at corporate level							6.5
Consolidated Assets							$402.5

Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2006 followed by a reconciliation to consolidated Company data.

Year 2006	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 11.6	$ 10.3	$ 15.9	$ 14.6	$ 12.7	$ 12.5	$ 77.6
Insurance Income	2.8	4.3	7.2	4.0	3.6	5.4	27.3
Other	.1	.3	.4	.4	.3	.4	1.9
	14.5	14.9	23.5	19.0	16.6	18.3	106.8
Expenses:
Interest Cost	1.6	1.7	2.7	2.2	1.7	2.0	11.9
Provision for Loan Losses	3.6	1.7	3.9	3.2	2.6	2.9	17.9
Depreciation	.3	.2	.2	.2	.3	.2	1.4
Other	7.2	6.9	9.4	6.7	7.7	6.9	44.8
	12.7	10.5	16.2	12.3	12.3	12.0	76.0

Segment Profit	$ 1.8	$ 4.4	$ 7.3	$ 6.7	$ 4.3	$ 6.3	$ 30.8

Segment Assets:
Net Receivables	$ 35.0	$ 38.6	$ 60.7	$ 53.6	$ 39.5	$ 47.6	$275.0
Cash	.5	.5	.8	.7	.7	.6	3.8
Net Fixed Assets	.8	.7	.7	.8	.7	.7	4.4
Other Assets	.1	.1	.1	.0	.1	.0	.4
Total Segment Assets	$ 36.4	$ 39.9	$ 62.3	$ 55.1	$ 41.0	$ 48.9	$283.6

RECONCILIATION:							2006
Revenues:							(In Millions)
Total revenues from reportable segments							$106.8
Corporate finance charges earned not allocated to segments							.2
Reclass of investment income net against interest cost							(.0)
Reclass of insurance expense against insurance income							3.7
Timing difference of insurance income allocation to segments							4.0
Other revenues not allocated to segments							.3
Consolidated Revenues							$115.0

Net Income:
Total profit or loss for reportable segments							$ 30.8
Corporate earnings not allocated							8.2
Corporate expenses not allocated							(28.0)
Income taxes not allocated							(3.3)
Consolidated Net Income							$ 7.7

Assets:
Total assets for reportable segments							$283.7
Loans held at corporate home office level							2.6
Unearned insurance at corporate level							(9.7)
Allowance for loan losses at corporate level							(18.1)
Cash and cash equivalents held at corporate level							22.1
Investment securities at corporate level							73.1
Fixed assets at corporate level							2.6
Other assets at corporate level							6.3
Consolidated Assets							$362.6

Below is a performance recap of each of the Company's reportable segments for the year ended December 31, 2005 followed by a reconciliation to consolidated Company data.  The segment date for 2005 has been restated to reflect the aforementioned realignment of the Company’s business segments effective January 1, 2006.

Year 2005	Division I	Division II	Division III	Division IV	Division V	Division VII	Total Segments
Revenues:	( In Millions)
Finance Charges Earned	$ 11.1	$ 9.5	$ 14.8	$ 12.4	$ 9.9	$ 11.4	$ 69.1
Insurance Income	2.1	4.0	6.6	3.4	3.1	5.1	24.3
Other	.1	.2	.1	.1	.1	.1	.7
	13.3	13.7	21.5	15.9	13.1	16.6	94.1
Expenses:
Interest Cost	1.1	1.1	1.8	1.4	1.1	1.4	7.9
Provision for Loan Losses	3.3	2.0	4.3	2.8	2.8	2.6	17.8
Depreciation	.2	.2	.2	.2	.3	.2	1.3
Other	6.9	6.3	8.3	5.8	7.1	6.1	40.5
	11.5	9.6	14.6	10.2	11.3	10.3	67.5

Segment Profit	$ 1.8	$ 4.1	$ 6.9	$ 5.7	$ 1.8	$ 6.3	$ 26.6

Segment Assets:
Net Receivables	$ 34.6	$ 34.4	$ 55.6	$ 46.6	$ 34.0	$ 42.8	$248.0
Cash	.4	.4	.8	.5	.5	.5	3.1
Net Fixed Assets	.9	.7	.6	.6	.7	.6	4.1
Other Assets	.0	.2	.0	.1	.1	.0	.4
Total Segment Assets	$ 35.9	$ 35.7	$ 57.0	$ 47.8	$ 35.3	$ 43.9	$255.6

RECONCILIATION:							2005
Revenues:							(In Millions)
Total revenues from reportable segments							$ 94.1
Corporate finance charges earned not allocated to segments							.1
Reclass of investment income net against interest cost							(.1)
Reclass of insurance expense against insurance income							6.8
Timing difference of insurance income allocation to segments							.6
Other revenues not allocated to segments							.3
Consolidated Revenues							$101.8

Net Income:
Total profit or loss for reportable segments							$ 26.6
Corporate earnings not allocated							1.0
Corporate expenses not allocated							(20.0)
Income taxes not allocated							(2.5)
Consolidated Net Income							$ 5.1

Assets:
Total assets for reportable segments							$255.6
Loans held at corporate home office level							2.3
Unearned insurance at corporate level							(8.8)
Allowance for loan losses at corporate level							(16.9)
Cash and cash equivalents held at corporate level							12.5
Investment securities at corporate level							71.5
Fixed assets at corporate level							3.1
Other assets at corporate level							5.6
Consolidated Assets							$324.9

DIRECTORS AND EXECUTIVE OFFICERS

Directors
Principal Occupation, Has Served as a
Name Title and Company Director Since

Ben F. Cheek, III Chairman of Board and Chief Executive Officer, 1967
1st Franklin Financial Corporation

Ben F. Cheek, IV Vice Chairman of Board, 2001
1st Franklin Financial Corporation

A. Roger Guimond Executive Vice President and 2004
Chief Financial Officer,
1st Franklin Financial Corporation

John G. Sample, Jr. Senior Vice President and Chief Financial Officer, 2004
Atlantic American Corporation

C. Dean Scarborough Real Estate Agent 2004

Robert E. Thompson Retired 1970

Keith D. Watson Vice President and Corporate Secretary, 2004
Bowen & Watson, Inc.

Executive Officers
Served in this
Name Position with Company Position Since

Ben F. Cheek, III Chairman of Board and CEO 1989

Ben F. Cheek, IV Vice Chairman of Board 2001

Virginia C. Herring President 2001

A. Roger Guimond Executive Vice President and
Chief Financial Officer 1991

J. Michael Culpepper Executive Vice President and 2006
Chief Operating Officer

C. Michael Haynie Executive Vice President - 2006
Human Resources

Karen S. Lovern Executive Vice President - 2006
Strategic and Organization Development

Lynn E. Cox Vice President / Secretary & Treasurer 1989

CORPORATE INFORMATION

Corporate Offices Legal Counsel Independent Registered Public
P.O. Box 880 Jones Day Accounting Firm
135 East Tugalo Street Atlanta, Georgia Deloitte & Touche LLP
Toccoa, Georgia 30577 Atlanta, Georgia
(706) 886-7571

Requests for Additional Information

Informational inquiries, including requests for a copy of the Company’s most recent annual report on Form 10-K, and any subsequent quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, should be addressed to the Company's Secretary at the corporate offices listed above.

BRANCH OPERATIONS

Division I - South Carolina

	Virginia K. Palmer	----------	Vice President
Regional Operations Directors
	Glenn M. Drawdy		Brian L. McSwain
	Patricia Dunaway		Roy M. Metzger
	Judy E. Mayben		Larry D. Mixson
Michael J. Lee

Division II - Northeast Georgia

	Ronald F. Morrow	----------	Vice President
Regional Operations Directors
	A. Keith Chavis		Harriet Healey
	Shelia H. Garrett		Sharon S. Langford
Bruce A. Hooper

Division III – Northwest / Central Georgia

	Ronald E. Byerly	----------	Vice President
Regional Operations Directors
	Jack L. Hobgood		Michelle M. Rentz
	James A. Mahaffey		Diana L. Vaughn
R. Gaines Snow

Division IV - South Georgia

	Dianne H. Moore	----------	Vice President
Regional Operations Directors
	Bertrand P. Brown		Jeffrey C. Lee
	William J. Daniel		Thomas C. Lennon
	Judy A. Landon		Marcus C. Thomas

Division V – Alabama and Tennessee

	Michael J. Whitaker	----------	Vice President
Regional Operations Directors
	Joseph R. Cherry		Johnny M. Olive
	Jerry H. Hughes		Hilda L. Phillips
	Janice B. Hyde		Henrietta R. Reathford

Division VI - Louisiana and Mississippi

	James P. Smith, III	----------	Vice President
	Shirley A. Blalock	----------	Area Vice President
Regional Operations Directors
	Sonya L. Acosta		T. Loy Davis
	Bryan W. Cook		John B. Gray
	Charles R. Childress		Marty B. Miskelly
Jeremy R. Cranfield

ADMINISTRATION

Lynn E. Cox	Vice President – Investment Center	Pamela S. Rickman	Vice President - Compliance / Audit
Cindy Mullin	Vice President – Information Technology	R. Darryl Parker	Vice President - Employee Development

___________________

2007 BEN F. CHEEK, JR. "OFFICE OF THE YEAR"

*********************
** PICTURE OF EMPLOYEES **
*********************

This award is presented annually in recognition of the office that represents the highest overall performance within the Company.  Congratulations to the entire Montezuma Georgia staff for this significant achievement.  The Friendly Franklin Folks salute you!

INSIDE BACK COVER PAGE OF ANNUAL REPORT

(Graphic showing state maps of Alabama, Georgia, Louisiana, Mississippi and South Carolina which is regional operating territory of Company and listing of branch offices)

1st FRANKLIN FINANCIAL CORPORATION BRANCH OFFICES

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany (2)	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	Eunice	Houma	Leesville	Natchitoches	Pineville
Crowley	Franklin	Jena	Marksville	New Iberia	Prairieville
Denham Springs	Hammond	Lafayette	Morgan City	Opelousas	Slidell
DeRidder

DeRidder

MISSISSIPPI
Batesville	Columbus	Hattiesburg	Jackson	New Albany	Ripley
Bay St. Louis	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Booneville	Forest	Hernando	Magee	Oxford	Starkville
Brookhaven	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia

Columbia

SOUTH CAROLINA
Aiken	Cheraw	Florence	Lexington	North Charleston	Summerville
Anderson	Chester	Gaffney	Lugoff	North Greenville	Sumter
Barnwell	Clemson	Greenville	Manning	Orangeburg	Union
Batesburg- Leesville	Columbia	Greenwood	Marion	Rock Hill	Walterboro
Boling Springs	Conway	Greer	Moncks Corner	Seneca	Winnsboro
Cayce	Dillon	Lancaster	Newberry	Simpsonville	York
Charleston	Easley	Laurens	North Augusta	Spartanburg

TENNESSEE
Bristol *	Elizabethton*	Kingsport *	Lenior City *	Sparta *

* Opened first quarter of 2008

1st FRANKLIN FINANCIAL CORPORATION

MISSION STATEMENT:

 "1st Franklin Financial is a major provider of financial and consumer services to individuals and families.

Our business will be managed according to best practices that will allow us to maintain a healthy financial position.”

CORE VALUES:

➢ Integrity Without Compromise

➢ Open Honest Communication

➢ Respect all Customers and Employees

➢ Teamwork and Collaboration

➢ Personal Accountability

➢ Run It Like You Own It